Archer Daniels Midland Company 4666 Faries Parkway Decatur, IL 62525 T 217.424.5200

March 10, 2009

VIA FACSIMILE (202)772-9368 and filed on EDGAR
Mr. Karl Hiller
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:        Archer-Daniels-Midland Company
Form 10-K for Fiscal Year Ended June 30, 2008
Filed August 29, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Filed November 10, 2008
Form 10-Q for Fiscal Quarter Ended December 31, 2008
Filed February 9, 2009
Response Letter Dated January 27, 2009
File No. 001-00044

Dear Mr. Hiller:

This letter shall serve as the response of Archer-Daniels-Midland Company (the “Company”) to your comment letter dated February 23, 2009.  The Staff comments have been reproduced in italics in this letter and the response of the Company to each comment is set forth immediately following the comment.

Form 10-K for the Fiscal Year Ended June 30, 2008

Financial Statements

Note 4.  Inventories and Derivatives, Page 47

1.
We note your disclosure that you value inventories of certain merchandisable agricultural commodities at market value.  Please tell us the specific accounting literature you believe permits you to value such inventories at market value.  Please also tell us if you are applying certain literature by analogy, and if applicable, why you believe the analogy is appropriate.

Response
The Company applies the guidance in ARB 43, Chapter 4, Inventory Pricing, Statement 9 (ARB 43) to account for certain of its agricultural commodity inventories at market, specifically those inventories which meet the three requirements of this guidance.

For Staff’s convenience, portions of ARB 43 are provided below.  The passages the Company believes to be particularly relevant have been underlined.

ARB 43, Chapter 4, Statement 9
 Only in exceptional cases may inventories properly be stated above cost. For example, precious metals having a fixed monetary value with no substantial cost of marketing may be stated at such monetary value; any other exceptions must be justifiable by inability to determine appropriate approximate costs, immediate marketability at quoted market price, and the characteristic of unit interchangeability. Where goods are stated above cost this fact should be fully disclosed.

    Discussion
Paragraph 16.  It is generally recognized that income accrues only at the time of sale, and that gains may not be anticipated by reflecting assets at their current sales prices. For certain articles, however, exceptions are permissible. Inventories of gold and silver, when there is an effective government- controlled market at a fixed monetary value, are ordinarily reflected at selling prices. A similar treatment is not uncommon for inventories representing agricultural, mineral, and other products, units of which are interchangeable and have an immediate marketability at quoted prices and for which appropriate costs may be difficult to obtain. Where such inventories are stated at sales prices, they should of course be reduced by expenditures to be incurred in disposal, and the use of such basis should be fully disclosed in the financial statements.

In applying ARB 43, the Company considers the following facts and circumstances to be relevant to its conclusion to value certain of its agricultural commodity inventories at market.

Inability to Determine Appropriate Approximate Cost

The Company is unable to determine appropriate approximate costs for certain of its agricultural commodity inventories due to deferred pricing contracts for inventory acquisition, the existence of third party-owned inventory stored at the Company’s facilities, and the commingling of inventory of different qualities and pricing mechanisms.

It is not uncommon in the agriculture industry to enter into deferred pricing arrangements with agricultural commodity producers under which the producer has the right to delay determination of the transaction price until after the commodity is delivered.  This pricing can, and often does, occur months after the commodity is delivered, while the Company’s inventory turns more quickly.  The ultimate transaction price in such arrangements is the fair market value of the commodity on the date the price is fixed.  To maintain a steady and adequate supply of commodities, the Company offers these types of contracts to provide an incentive for producers to continue to deliver, despite periodic factors which may temporarily impact the producer’s desire to deliver on a fixed price basis.  These periodic factors include:  changes in market price, availability of storage capacity, and producer’s income tax considerations.

Alternatively, a producer may deliver an agricultural commodity for storage by the Company without the company taking title to this inventory.  For such third party storage inventory, the Company has the obligation to either return an equivalent quantity of like-commodity inventory or purchase such inventory from the producer in the future at the then-prevailing market price.  The Company customarily holds Company-owned and third party-owned inventory in the same storage bins and there is no ability to physically distinguish between the two. There are no contractual or regulatory requirements to physically segregate third party-owned inventory, and it would be operationally inefficient for the Company to do so.

In addition, the Company routinely blends quantities of an agricultural commodity inventory together in order to achieve desired quality characteristics.  Because an agricultural commodity is a fungible and interchangeable unit, there is no way to determine how much of the quantity of blended commodity was contributed by any particular delivery of the commodity or any particular pricing mechanism.

Because of these pricing and physical commingling arrangements, the Company is unable to determine appropriate approximate cost for those agricultural commodity inventories carried at market.

Immediate Marketability at Quoted Market Prices

Agricultural commodities are traded in active cash markets and well-established futures markets, and may be sold on immediate terms without significant further cost to sell. Additionally, many of the Company’s agricultural commodity inventories that are valued at market could be used, if necessary, to satisfy delivery under futures contracts as specified by the relevant commodity futures exchange regulations.

Characteristic of Unit Interchangeability

As noted above, individual units of the Company’s agricultural commodity inventories are fungible and interchangeable.

In summary, the Company applies the guidance in ARB 43, Chapter 4, Inventory Pricing, Statement 9, and accounts for its agricultural commodity inventories at market in cases in which the Company is unable to determine appropriate approximate cost, the commodity has immediate marketability at quoted market prices, and the commodity consists of interchangeable units,.

In addition, the Company believes that paragraph 5.03 of the AICPA Audit Guide, Audits of Agricultural Producers and Agricultural Cooperatives (Audit Guide), while not directly applicable because the Company is not an agricultural producer or cooperative, provides additional support to the Company’s accounting conclusion by analogy as the Company’s inventories are identical or similar to inventories of the agricultural producers, and the market mechanisms that determine value are also similar.

For Staff’s convenience, paragraph 5.03 of the Audit Guide is provided below.  The passages the Company believes to be particularly relevant have been underlined.

5.03 Growing crops and developing animals to be held for sale should be valued at the lower of cost or market. Inventories of harvested crops and livestock held for sale may be valued at the lower of cost or market or, in accordance with established industry practice, at sales price less estimated costs of disposal, when all the following conditions exist:
1. The product has a reliable, readily determinable, and realizable market price.
2. The product has relatively insignificant and predictable costs of disposal.
3. The product is available for immediate delivery.

The agricultural commodity inventories the Company values at market meet each of these criteria.

The Company has consistently followed the accounting practice of measuring certain agricultural commodity inventories at market value for many years.  The Company also believes that its accounting for certain agricultural commodity inventories at market value is consistent with longstanding practice in the agricultural processing industry, and provides the most meaningful information for users of its financial statements.

2.           Please quantify for us the amount of market adjustments that have been reflected in your financial statements for all periods presented.

Response

The Company is unable to quantify the amount of the difference between inventory cost and market value in its financial statements. Due to the deferred pricing mechanisms, physical commingling of Company-owned inventory with inventory stored on behalf of third parties, and blending activities described above, the Company is unable to determine appropriate approximate cost for its agricultural commodity inventories that are accounted for at market value.  In addition, the Company’s accounting processes and information technology systems do not track or maintain cost basis information for these inventories.

Closing Comments

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ S. R. Mills
Executive Vice President &
Chief Financial Officer